UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CALIFORNIA RESOURCES CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13057Q206

(CUSIP Number)

April 9, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☒ Rule 13d-l(c)

☐ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q206	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS CHEVRON CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) ☐ (a) Not Applicable ☒ (b) Not Applicable
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,850,000(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,850,000(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents 2,850,000 shares of common stock held by Chevron U.S.A. Inc., an indirect wholly-owned subsidiary of Chevron Corporation. Chevron Corporation does not own any shares of common stock in the Issuer. See Item 7 for a description of the ownership relationship between Chevron Corporation and Chevron U.S.A. Inc.
(2)	Based upon 42,901,946 shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer’s Annual Report on Form 10-K (File No. 001-36478) filed on February 27, 2018, plus 2,850,000 shares of Common Stock issued to Chevron U.S.A. Inc. on April 9, 2018.

Item 1.

(a)	Name of Issuer:

CALIFORNIA RESOURCES CORPORATION

(b)	Address of Issuer’s Principal Executive Offices:

9200 OAKDALE AVE., SUITE 900, LOS ANGELES, CA 91311

Item 2.

(a)	Name of Person filing:

CHEVRON CORPORATION

CUSIP No. 13057Q206	13G	Page 3 of 5 Pages

(b)	Address or Principal Business Office or, if None, Residence:

6001 BOLLINGER CANYON ROAD, SAN RAMON, CA 94583

(c)	Citizenship:

DELAWARE

(d)	Title of Class of Securities:

COMMON STOCK

(e)	CUSIP Number:

13057Q206

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,850,000

(b)	Percent of class: 6.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 2,850,000

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 2,850,000

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 13057Q206	13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The following lists the identity of each applicable subsidiary of Chevron Corporation, the parent holding company that beneficially owns the Issuer’s securities:

Chevron Corporation (Delaware)

Chevron Investments Inc. (Delaware)

Texaco Inc. (Delaware)

Chevron U.S.A. Holdings Inc. (Delaware)

Chevron U.S.A. Inc. (Pennsylvania)

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 13057Q206	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 16, 2018

CHEVRON CORPORATION

/s/ Patricia E. Yarrington
(Signature)

Patricia E. Yarrington
Vice President and Chief Financial Officer
(Name and Title)

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)